Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Reset IV Inc.
1775 Village Center Circle, Suite 110
Las Vegas, NV 89134
www.resetiv.com

Up to $1,069,999.84 in Common Stock at $1.04
Minimum Target Amount: $9,999.60

Company:

Company: Reset IV Inc.
Address: 1775 Village Center Circle, Suite 110, Las Vegas, NV 89134
State of Incorporation: DE
Date Incorporated: October 31, 2017

Terms:

Equity

Offering Minimum: $9,999.60 | 9,615 shares of Common Stock
Offering Maximum: $1,069,999.84 | 1,028,846 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.04
Minimum Investment Amount (per investor): $249.60

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investor Owners Club

5% lifetime discount on product

Early access to products

Private owners group

Early Bird

First 4 days - Friends and Family Early Birds | 10% bonus shares

Next 5 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ LIFETIME 10% off

$1,000 (Tier 2 perk) + 2% bonus shares + Swag + LIFETIME 15% off orders

$2,500+ (Tier 3 perk) + 5% bonus shares + priority scheduling over other clients

$5,000+ (Tier 4 perk) + 8% bonus shares

$20,000+ (Final Tier) + 15% bonus shares

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Reset IV, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.04 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $104. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Reset IV, Inc. (Delaware) (also referred to as "we", "us", "our", or "Company") was formed under the state laws of Delaware, to operate as the parent company to the Reset IV brand.

We are an on-demand, mobile infusion company. We allow people to order infusion services from our website or by phone. We dispatch medical professionals to customers' homes, hotel rooms, offices, etc. Our cliental includes a vast array of customers, from the average "joe" to the ultra-wealthy, including celebrities.

Although Reset IV, Inc. is involved in healthcare delivery, it is not owned by a physician. Since each state has its own Corporate Practice of Medicine Laws, the corporate structure and relationship of Reset IV and between its healthcare partners varies by State.

In California and Nevada (states that have Corporate Practice of Medicine laws) the Reset IV entities act as a management company in the form of a Management Services Organization ("MSO") for the medical company (the PLLC owned by a physician or Nurse Practitioner), providing HR services, marketing services, accounting services, and other management related services. All the nurses, nurse practitioners, and other medical personnel work for the medical company and all medical services are carried out by the medical company. In addition, all fees from clients are collected by and paid to the medical company. In these states, the MSO collects a management fee from the medical company as a percentage of net revenue collected, typically around 70% of the gross revenue. There is Management Service Agreement ("MSA") that exists between the medical company, and Reset IV in these states that provide for all medical-related expenses (medical personnel payroll, medical supplies, and medications, etc.) to be provided by the Medical Company.

In Florida (where the Corporate Practice of Medicine allows for it), Reset IV is the sole company, and all medical personnel work for Reset IV and Reset IV collects 100% of sales revenue and pays 100% of expenses.

The parent companies ownership structure of these subsidiaries is as follow:

California: 94.5% (In addition, the Physician that owns the medical practice in this state has a buyout clause in the MSA that in the event that Reset IV, LLC California is sold while the MSA is in effect, Reset IV LLC California is required to "buyout" the medical practice from the MSA at 5% of the purchase price)

Nevada: 74.8% (In addition, the Nurse Practitioner that owns the medical practice in this state has a buyout clause in the MSA that in the event that Reset IV, LLC Nevada is sold while the MSA is in effect, Reset IV LLC Nevada is required to "buyout" the medical practice from the MSA at 5% of the purchase price)

Florida: 99%

In future states, the plan is for Reset IV, Inc. (Delaware) to own 98-100% of the Reset IV, LLC as subsidiaries in those states. We plan to partner with someone locally in different states with local relationships to help grow the brand in those states. We will likely offer them a small percentage of the company in exchange for their efforts. This would be why Reset IV would own 98-100% of future states.

Reset IV, Inc. (Delaware) owns the Reset IV trademarked brand, as well as the website and other brand assets. The Delaware corp also manages the operations of each Reset IV state subsidiary; currently in California, Nevada, and Florida. In exchange for the rights to use the Reset IV brand, website, and brand assets, and as payment for managing its operations, each Reset IV state subsidiary pays a monthly management fee of 5% of net sales to the Reset IV Delaware corporation.

Competitors and Industry

The IV Doc- Completely mobile like us and located in approximately 23 cities (including the cities in which we currently operate) in the United States and abroad. Our largest international competitor. Longest in the business, since about 2012.

Drip Hydration- Located mostly in California. Completely mobile. Not open 24 hours. Also have locations in New York, Ibizia, and a few other cities.

Hangover Heaven- Located only in Las Vegas. The largest competitor in Las Vegas. Been around since 2011.

Reviv- Mostly storefront/clinic-based model. Also can do mobile, but not core business. A large company with locations around the world.

The industry is mostly clinic/storefront based models. We believe the future is on-demand/concierge-like other service offerings.

To the best of our knowledge, the only two other decently sized mobile-only iv companies on a national/international level are Drip Hydration and The IV Doc.

Current Stage and Roadmap

Our Company has been in existence for over two years. We currently have subsidiaries operating in 6 cities and 3 states and have treated over 13,000 clients. We plan on opening this year in more cities within California, as well as expanding to another state. The next steps are to open subsidiaries in more states and cities.

The Team

Officers and Directors

Name: Daniel Rubenstein

Daniel Rubenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer; Director
  Dates of Service: October 31, 2017 - Present
  Responsibilities: Growth strategy, management, financial oversight, legal oversight, technology oversight and guidance, and marketing, oversight and guidance. Daniel's compensation is $5,000/month salary.

Other business experience in the past three years:

- **Employer:** Prestige Sourcing Group, LLC
  Title: Chief Operating Officer
  Dates of Service: September 15, 2014 - Present
  Responsibilities: Project management, employee/contractor oversight, factory sourcing and oversight, and client management.

Other business experience in the past three years:

- **Employer:** Community Kollel Of Las Vegas
  Title: Jewish Outreach and Education
  Dates of Service: May 15, 2014 - Present
  Responsibilities: Giving classes to Jewish adults on Jewish philosophy, laws, and history.

Name: Elisheva Rubenstein

Elisheva Rubenstein's current primary role is with Prestige Sourcing Group, LLC. Elisheva Rubenstein currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Signing off on meeting minutes and bylaws. Elisheva does not currently take a salary from the Company.

Other business experience in the past three years:

- **Employer:** Prestige Sourcing Group, LLC
  Title: Chief Executive Officer
  Dates of Service: December 25, 2014 - Present
  Responsibilities: Strategy and oversight of business development.

Other business experience in the past three years:

- **Employer:** Steinberg Diagnostics Medical Imaging
  Title: Per-Diem Radiologic Technologist
  Dates of Service: October 15, 2017 - Present
  Responsibilities: Taking X-rays of patients

Name: Lori Parks

Lori Parks's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Treasurer
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Financial oversight; Lori receives an hourly consulting fee from the Company.

- **Position:** Controller
  Dates of Service: May 25, 2018 - Present
  Responsibilities: Manage company books and finances; Lori receives an hourly consulting fee from the Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our service, that people think it's a better option than competing services, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain further traction in the current marketplace at a faster rate than our current services have, and gain traction in additional cities. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new services fail to achieve significant sales and acceptance in these marketplaces, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, more established companies that currently have services on the market and/or various respective service development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services earlier than us, or superior service than those developed by us. There can be no assurance that competitors will render our technology or services obsolete or that the services offered by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our services, and our current business model may be subject to change and if they do then the selling of our services may no longer be in the best interest of the Company. At such point, the Company may no longer want to offer this service and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including medical services. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider could harm our reputation and materially negatively impact our financial condition and business.

Regulatory Restrictions

Each state has its own laws addressing the Corporate Practice of Medicine that vary in its discussion and enforcement of these laws. In addition, each state varies in the authority given to Registered Nurses and Nurse Practitioners, as well as the requirements for the practice and reliance on telehealth. We will be required to structure our company in each state in a way the complies with the laws in each State. The different structures may affect our ability to operate in these states, as well as the level of profitability in these states. We are operating at the forefront of the merge between technology and the slowly evolving health care laws to support the advancement of technology and its role in healthcare. We may find ourselves in some states ahead of this evolution in local healthcare laws. This may affect the way we operate in some states

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel Rubenstein	9,533,700	Common Stock	99.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,028,846 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 9,630,000 outstanding.

Voting Rights

One vote per share on all matters that common shareholders are allowed to vote on.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worthless than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Reset IV, Inc. (Delaware) Common Stock
  Type of security sold: Equity
  Final amount sold: $7,129.65
  Number of Securities Sold: 2,288,618
  Use of proceeds: Organizational expenses, start-up costs, and general operating expenses for Reset IV, LLC (Delaware)
  Date: December 31, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Reset IV, Inc. (Delaware) Common Stock
  Type of security sold: Equity
  Final amount sold: $7,332.22
  Number of Securities Sold: 2,353,643
  Use of proceeds: Organizational expenses, start-up costs, and general operating expenses for Reset IV, LLC (Delaware)
  Date: December 31, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Reset IV, Inc. (Delaware) Common Stock
  Type of security sold: Equity
  Final amount sold: $15,538.13
  Number of Securities Sold: 4,987,739
  Use of proceeds: Organizational expenses, start-up costs, and general operating

expenses for Reset IV, LLC (Delaware)
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Reset IV, LLC (Nevada) Membership Interest
Type of security sold: Equity
Final amount sold: $134.00
Number of Securities Sold: 134
Use of proceeds: Organizational expenses for Reset IV, LLC (Nevada)
Date: December 31, 2017
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Reset IV, LLC (Nevada) Membership Interest
Type of security sold: Equity
Final amount sold: $6,139.00
Number of Securities Sold: 6,139
Use of proceeds: Operating expenses for Reset IV, LLC (Nevada)
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Reset IV, LLC (Florida) Membership Interest
Type of security sold: Equity
Final amount sold: $100.00
Number of Securities Sold: 100
Use of proceeds: Organizational expenses for Reset IV, LLC (Florida)
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2018 compared to year ended December 31, 2017

Reset IV, LLC (Delaware)

Reset IV, Inc. (Delaware) was formed under the state laws of Delaware on October 31, 2017, to operate as the parent company to the Reset IV brand. During 2017 and 2018 the Company was dedicated to (1) market research, (2) developing best practices in compliance with applicable regulations and oversight boards, and (3) developing our trademark, website, and brand. During these developmental years, the Company did not report any revenues and incurred minimal operating expenses totaling $6,493 in 2018 and $7,463 in 2017.

On January 1, 2019, the Company acquired a majority interest in Reset IV, LLC (Nevada) and Reset IV, LLC (Florida). Immediately as a result of these acquisitions, the Company began recognizing revenue in the form of customer sales and management fees.

Reset IV, LLC (Nevada)

Reset IV, LLC (Nevada) was formed under the state laws of Nevada on August 16, 2017, to provide management and administration services to healthcare companies. Following the initial setup period, the Company began providing management services in October 2017. Revenue during 2018 was $257,221 as compared to $62,500 during 2017. This increase directly relates to a full year of operations in 2018 as compared to only three months of operations during 2017.

The Company's expenses consisted of general and administrative expenses in the amount of $147,607 in 2018 compared to $26,509 in 2017. This increase directly relates to a full year of operations in 2018 as compared to only three months of operations during 2017. In addition to this expanded period of operations, the Company hired a receptionist, a customer service representative, operations personnel and a financial controller during 2018. The Company also incurred sales and marketing expenses in the amount of $68,308 in 2018 and $123 in 2017. During 2018, our major marketing expenses included hiring marketing consultants at a cost of $34,007 and starting a search engine marketing campaign at a cost of $27,160.

The Company earned interest income in the amount of $17,347 in 2018 as compared to $1,765 in 2017. During 2018 and 2017, the Company paid advances to Mirkia IV, PLLC for cost of goods sold and general operating expenses. The advances are borrowed at an interest rate of 10%, unsecured, and due on demand. As of December 31, 2018, the outstanding balance of the note and accrued interest were $206,988 and $1,758, respectively.

Reset IV, LLC (Florida)

Reset IV, LLC (Florida) was formed under the state laws of Florida on May 4, 2018. After a period of company organization, hiring medical professionals, setting up suppliers, etc. the Company began advertising and servicing customers in September

2018. Revenue during these final four months of 2018 was $72,206. The cost of sales during this same period of 2018 was $30,468, or 42% of net revenue. Our cost of goods sold includes treatment supplies, vitamins, medications, and direct nursing labor. During 2018, our in a gross profit was $41,738, or 58% of net revenue.

During 2018, the Company's operating expenses included general and administrative expenses in the amount of $37,123. The major components of our general and administrative expenses were management fees paid to Reset IV, LLC (Nevada) for shared corporate overhead costs in the amount of $7,221, medical provider fees of $10,499, and storage fees of $7,578. During 2018, the Company also incurred sales and marketing expenses in the amount of $32,443 to launch our brand in the South Florida market. The purpose of this expense was to create brand awareness, educate the current market on our unique 24/7 concierge services, and gain market share from competitors already existing in the market area.

Historical results and cash flows:

On January 1, 2019, the Company acquired a majority interest in the Los Angeles, Las Vegas and South Florida operations. Immediately as a result of these acquisitions, the Company began recognizing revenue in the form of customer sales and corporate management fees.

Based on the historical operations in these existing markets, we believe that our major operating expenses will include cost of goods sold and marketing expenses. Our cost of goods sold includes treatment supplies, vitamins, medications, and direct nursing labor. Our marketing expenses include, but are not limited to, (1) search marketing, (2) influencer marketing, (3) social media marketing, (4) event marketing, (5) promotional marketing, (6) email marketing, and more.

In addition to these major operating expenses, we also project spending a significant amount of resources toward growth and development in new territories. We see the investment in new locations as a possibility of adding additional revenue streams while expanding our brand into new markets in an efficient and low-risk model.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Our current collective capital resources include cash on hand, cash flow generated from operating activities, access to revolving lines of credit with US Bank totaling $50,000, with a current outstanding balance of $0, access to $140,000 line of credit with Square, with a current outstanding balance of $0, access to shareholder loans, and proceeds from the sale of our capital stock.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

The funds from this campaign are not critical to the Company's operations. The funds would help the expansion and growth of the Company but are not critical to the Company's operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the Company. Depending on the level of success of the crowdfunding campaign, the funds generated would constitute between 20% to 40% of the Company's funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe that cash flow generated from operating activities, which as of January 1, 2019, includes a majority interest in the Los Angeles, Las Vegas, and South Florida operations, is more than sufficient to cover our contractual liabilities and what we require to maintain our existing operations. Based on our current projections, we believe that our operations will provide sufficient cash to maintain our existing operations indefinitely without regard to how much the Company raises on Start Engine's crowdfunding platform.

If we raise our minimum goal, we will be empowered to increase our marketing spend resulting in increased brand awareness, increased market share, and increased sales volume in our current locations.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe that cash flow generated from operating activities, which as of January 1, 2019, includes a majority interest in the Los Angeles, Las Vegas, and South Florida operations, is more than sufficient to cover our contractual liabilities and what we require to maintain our existing operations. Based on our current projections, we believe that our operations will provide sufficient cash to maintain our existing operations indefinitely without regard to how much the Company raises on Start Engine's crowdfunding platform.

If we raise our maximum goal, in addition to increasing our marketing spend, we will also be able to increase the rate in which we expand our operations into new cities. Currently, we are funding our expansion with operational revenues. However, if raise our maximum goal, we will be able to use some of the proceeds to invest in our growth and enter new markets at a more rapid rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our future sources of capital include, but are not limited to, cash flow generated from operating activities, access to existing lines of credit, shareholder loans, and future sales of capital stock.

Indebtedness

- **Creditor:** Daniel Rubenstein from Reset IV, LLC (Florida)
  Amount Owed: $8,470.00
  Interest Rate: 10.0%

- **Creditor:** Daniel Rubenstein from Reset IV, LLC (Nevada)
  Amount Owed: $50,715.00
  Interest Rate: 10.0%

- **Creditor:** Reset IV, LLC (Nevada) from Reset IV, LLC (Florida)
  Amount Owed: $7,953.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Daniel Rubenstein
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As of December 31, 2018, Reset IV, LLC (Nevada) owed Daniel Rubenstein principal and accrued interest in the amounts of $49,567 and $1,148, respectively. As of December 31, 2018, Reset IV, LLC (Florida) owed Daniel Rubenstein principal and accrued interest in the amounts of $8,372 and $98, respectively.
  Material Terms: During the years ended December 31, 2018 and 2017, Reset IV, LLV (Nevada) and Reset IV, LLC (Florida) received advances from Daniel Rubenstein for general and administrative purposes. The advances are borrowed at an interest rate of 10%, unsecured, and due on demand.

- **Name of Entity:** Reset IV, LLC (Florida) and Reset IV, LLC (Nevada) intercompany transactions
  Names of 20% owners: Reset IV, LLC (Delaware)
  Relationship to Company: Reset IV, LLC (Florida) and Reset IV, LLC (Nevada) are both subsidiaries of the Company
  Nature / amount of interest in the transaction: During the year ended December 31, 2018, the Reset IV, LLC (Florida) paid management fees in the amount of

$7,221 to Reset IV, LLC (Nevada).

Material Terms: The management fees, equivalent to 10% of gross sales generated in Florida, cover the shared corporate overhead costs.

Valuation

Pre-Money Valuation: $10,015,200.00

Valuation Details:

In 2019, we generated approximately 2.5m in sales. We are seeking a conservative 4x multiple of our sales. We have achieved this volume of sales while only being open in 2 states and 2 major cities. From 2018-2019 we nearly doubled our sales in those cities. We expect to continue this trajectory of growth in those cities. In addition, we just launched in Los Angeles, California, and expect to launch throughout California in 2020, as well as entering an additional state. Each year we expect to expand to additional states and cities. Our goal is to be the leading on-demand elective infusion/IV company in the country.

(The 2.5m in sales generated in 2019 was a combination of revenue earned through sales in Florida and sales generated for the medical company in Nevada using the Reset IV brand. In Nevada, where there is Corporate Practice of Medicine restrictions that prevent us from owning the medical company, there is a separate medical company that collects the sales, and then pays Reset IV a management fee equal to approximately 70% of the gross collected revenue. As a result, the actual revenue collected for Reset IV Nevada for 2019 was $840,000, and Reset IV Florida collected $627,000, for a combined $1,571,000 in collected revenue for Reset IV in 2019. The gross profit margin on collected revenue in Reset IV Nevada is nearly 95%, as the majority of the costs for providing service is paid for by the medical company. Since inception, Reset IV has generated over $3,800,000 in sales on behalf of itself and its medical partners using the Reset IV brand, website, and other assets. Since October of 2017, the Company has earned over $2,300,000 in revenue.

We feel this valuation is conservative based on the recent valuation of other on-demand health and wellness companies. For example, Soothe, an on-demand massage company has a most recent post-money-valuation of 272m (based on data from Crunchbase). Heal, an on-demand doctor house call service had a recent post-money valuation of 258m. We believe as we expand to more cities and further grow in each city we are already in, we can achieve and surpass the revenue of these companies.

An investment in Reset IV (DE) would reap the benefits from the total sales of all the subsidiaries through its ownership of each subsidiary, in addition to earning a monthly 5% management fee of the net sales of each subsidiary.

The Company set its valuation internally, without a formal-third party independent valuation

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Funds will be used to increase spend on influencers. The remainder of the funds will be used to develop a better marketing video.

If we raise the over allotment amount of $1,069,999.84, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  We expect to invest more heavily in influencer marketing. In addition, we expect to invest the funds to cover PPC marketing costs in each city.

- *Research & Development*
  12.0%
  We may develop a mobile app to enhance our customer sales experience. If we do not develop an app, these funds will be used to improve our website and medical software.

- *Operations*
  6.5%
  Funds will be used to expand/rent larger office space for our Las Vegas headquarters to accommodate our growing staff.

- *Inventory*
  7.5%
  We will use these funds to buy inventory for additional cities that we will be expanding to

- *Working Capital*
  18.0%
  Costs for expansion to additional cities and states, including, legal research costs, storage location rent, and furnishing, etc.

- *Company Employment*
  32.5%
  We want to expand our operations team to include a marketing director and an HR director. In addition, we expect to soon hire more customer service reps to

handle incoming calls/orders. We also expect to hire additional staff to handle payroll/bookkeeping. We also hope to invest in each city to hire on-the-ground sales teams.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.resetiv.com (www.resetiv.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/reset-iv

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Reset IV Inc.

[See attached]

RESET IV, L.L.C.
Delaware

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Reset IV, L.L.C.

We have reviewed the accompanying financial statements of Reset IV, L.L.C. (the "Company,"), which comprise the balance sheets as of December 31, 2018 and December 31, 2017, and the related statements of operations, statements of members' equity (deficit), and cash flows for the year ended December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

January 14, 2020
Los Angeles, California

Reset IV, L.L.C.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2018	2017
(USD $ in Dollars)		
ASSETS		
Current assets		
Cash and cash equivalents	$ -	$ -
Total current assets	-	-
Intangible assets, net	1,140	513
Total assets	$ 1,140	$ 513
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities		
Accounts payable	$ 634	$ 846
Total current liabilities	634	846
Total liabilities	634	846
MEMBERS' EQUITY		
Members' equity	14,462	7,130
Retained earnings (accumulated deficit)	(13,956)	(7,463)
Total members' equity	506	(333)
Total liabilities and members' equity	$ 1,140	$ 513

See accompanying notes to financial statements.

Reset IV, L.L.C.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Year Ended December 31,	2018	2017
(USD $ in Dollars)		
Net revenue	$ -	$ -
Operating expenses		
General and administrative	6,464	7,463
Total operating expenses	6,464	7,463
Operating income (loss)	(6,464)	(7,463)
Interest expense	29	-
Income (loss) before provision for income taxes	(6,493)	(7,463)
Provision (benefit) for income taxes	-	-
Net income (net loss)	$ (6,493)	$ (7,463)

See accompanying notes to financial statements.

Reset IV, L.L.C.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(UNAUDITED)

For Years Ended December 31, 2018 and 2017	Members' Equity		Retained Earnings (Accumulated Deficit)		Total Members' Equity	
(USD $ in Dollars)						
Balance, October 31, 2017 (Inception)	$	-	$	-	$	-
Net income (loss)		-		(7,463)		(7,463)
Member contribution		7,130		-		7,130
Balance, December 31, 2017		**7,130**		**(7,463)**		**(333)**
Net income (loss)		-		(6,493)		(6,493)
Member contribution		7,332		-		7,332
Balance, December 31, 2018	$	**14,462**	$	**(13,956)**	$	**506**

See accompanying notes to financial statements.

Reset IV, L.L.C.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Years Ended December 31, 2018 and 2017	2018	2017
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income (loss)	$ (6,493)	$ (7,463)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts payable	(212)	846
Net cash provided (used) by operating activities	**(6,705)**	**(6,617)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of intangible assets	(627)	(513)
Net cash provided (used) in investing activities	**(627)**	**(513)**
CASH FLOW FROM FINANCING ACTIVITIES		
Member contribution	7,332	7,130
Net cash provided (used) by financing activities	**7,332**	**7,130**
Change in cash	-	-
Cash—beginning of year	-	-
Cash—end of year	**$ -**	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 29	$ -
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$") unless otherwise indicated.

1.   SUMMARY

Reset IV, L.L.C., was formed on October 31, 2017, in the State of Delaware. The financial statements of Reset IV, L.L.C. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

The Company owns and runs a platform and service that allows customers to order on-demand intravenous ("IV") fluid, nutrition and medication treatments delivered to them by medical professionals wherever they are; home, office, hotel, etc. The Company offers IV packages to treat a variety of medical conditions including migraines, stomach flu, food poisoning, and others, as well as IV vitamin and mineral "cocktails" for beauty and wellness.

Going Concern and Management's Plans

The Company has recently commenced operations and lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation is eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The company intangibles include trademark filing and related attorney fees. Trademark costs are indefinite-lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, a full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in 2017 through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues primarily from the sale of our services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 14, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings (accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of the adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will not result in a significant change.

3.   INTANGIBLE ASSETS

As of December 31, 2018 and 2017, intangible assets consist of:

As of Year Ended December 31, 2018		2018		2017
Intangible assets				
Trademark, indefinite life	$	1,140	$	513
Accumulated amortization		-		-
Property and equipment, net	**$**	**1,140**	**$**	**513**

Amortization expense for trademarks for the fiscal year ended December 31, 2017 totaled $ 0.
Amortization expense for trademarks for the fiscal year ended December 31, 2018 totaled $ 0.

4.   MEMBERS' EQUITY

The current ownership percentage of the members are as follows:

As of Year Ended December 31, 2018	
Member's name	**Ownership percentage**
Daniel Rubenstein	100.00%
TOTAL	**100.00%**

5.   RELATED PARTY TRANSACTIONS

There are no related party transactions.

6.   COMMITMENTS AND CONTINGENCIES

Operating Leases

As of December 31, 2018, the company had no operating leases.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 14, 2020, the date the financial statements were available to be issued.

As of January 23, 2019, Roman Sibel ("Sibel') sold, transferred, and conveyed to Rubenstein 50 of his units in Sibel Infusion Centers LLC ("SIC"), which equals ten (10%) percent the total units of SIC on a fully diluted basis; and Rubenstein sold, transferred, and conveyed to Sibel his units in the Company, which equals one (1%) percent of the total units of the Company on a fully diluted basis.

As of December 15, 2019, the Company decided to raise capital on Start Engine, a crowdfunding platform.

Conversion to C Corporation

On December 16, 2019, Reset IV LLC, a Delaware LLC, converted to Reset IV Inc., a Delaware C Corporation. The company is authorized to issue 50,000,000 shares of common stock at $0.001 par value. As of January 14, 2020, the company has 9,630,000 shares of common stock issued and outstanding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

RESET IV, L.L.C.
Nevada

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND
FROM INCEPTION (AUGUST 16, 2017) TO DECEMBER 31, 2017
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Reset IV, L.L.C.

We have reviewed the accompanying financial statements of Reset IV, L.L.C. (the "Company,"), which comprise the balance sheets as of December 31, 2018 and December 31, 2017, and the related statements of operations, statements of members' equity (deficit), and cash flows for the year ended December 31, 2018 and period from August 16, 2017 to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 16, 2020
Los Angeles, California

Reset IV, L.L.C.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2018		2017
(USD $ in Dollars)				
ASSETS				
Current assets				
Cash and cash equivalents	$	1,232	$	1,961
Prepaid expenses and other current assets		1,894		-
Total current assets		3,126		1,961
Property and equipment., net		3,603		1,810
Note receivable		216,699		88,801
Total assets	$	223,428	$	92,572
LIABILITIES AND MEMBERS' EQUITY				
Current liabilities				
Accounts payable	$	34,382	$	11,098
Credit cards payable		39,986		19,303
Note payable		50,715		25,058
Other current liabilities		1,963		-
Total current liabilities		127,046		55,459
Total liabilities		127,046		55,459
MEMBERS' EQUITY				
Members' equity		6,453		134
Retained earnings		89,929		36,979
Total members' equity		96,382		37,113
Total liabilities and members' equity	$	223,428	$	92,572

See accompanying notes to financial statements.

Reset IV, L.L.C.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception to Fiscal Year Ended December 31,		2018		2017
(USD $ in Dollars)				
Net revenue	$	257,221	$	62,500
Operating expenses				
General and administrative		147,607		26,509
Sales and marketing		68,308		123
Total operating expenses		215,915		26,632
Operating income		41,306		35,868
Interest income		17,347		1,765
Interest expense		5,703		654
Income before provision for income taxes		52,950		36,979
Provision (benefit) for income taxes		-		-
Net loss	$	**52,950**	$	**36,979**

See accompanying notes to financial statements.

Reset IV, L.L.C.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Members' Equity		Accumulated Deficit		Total Members' Equity	
Balance, August 16, 2017 (Inception)	$	-	$	-	$	-
Net income		-		36,979		36,979
Member contribution		134		-		134
Balance, December 31, 2017		**134**		**36,979**		**37,113**
Net income		-		52,950		52,950
Member contribution		6,319		-		6,319
Balance, December 31, 2018	$	**6,453**	$	**89,929**	$	**96,382**

See accompanying notes to financial statements.

Reset IV, L.L.C.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

Inception to Fiscal Year Ended December 31,	2018	2017
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income	$ 52,950	$ 36,979
Adjustments to reconcile net income to net cash		
used by operating activities:		
Depreciation of property	1,469	362
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(1,894)	-
Notes receivable	(127,898)	(88,801)
	23,284	11,098
Credit cards payable	20,683	19,303
Other current liabilities	1,963	-
Net cash used by operating activities	**(29,443)**	**(21,059)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(3,262)	(2,172)
Net cash provided by investing activities	**(3,262)**	**(2,172)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on notes	25,657	25,058
Member contribution	6,319	134
Net cash provided by financing activities	**31,976**	**25,192**
Change in cash	(729)	1,961
Cash—beginning of year	1,961	-
Cash—end of year	**$ 1,232**	**$ 1,961**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 4,554	$ 11
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$") unless otherwise indicated.

1.   SUMMARY

Reset IV, L.L.C., was formed on August 16, 2017, in the State of Nevada. The financial statements of Reset IV, L.L.C. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

The Company is a Management Services Organization (MSO) providing management and administration services to healthcare companies.

Going Concern and Management's Plans

The Company has recently commenced operations and lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation is eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, a full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in 2017 through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues primarily from the sale of our services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 16, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of the adoption of ASU

No. 2016-02 on its financial statements but generally would expect that the adoption of this new standard will not result in a significant change.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2018 and 2017, property and equipment consist of:

As of Year Ended December 31, 2018	2018		2017	
Property and equipment, at cost	$	5,434	$	2,172
Accumulated deprecation		(1,831)		(362)
Property and equipment, net	**$**	**3,603**	**$**	**1,810**

Depreciation expense for the fiscal year ended December 31, 2018 and 2017 totaled $1,469 and $362.

4.   NOTES RECEIVABLE

During the year ended December 31, 2018, the Company paid advances to an entity affiliated with the Company's managing member for shared corporate overhead costs and miscellaneous general and administrative expenses. The advances are non-interest bearing, unsecured, and due on demand. As of December 31, 2018, the outstanding balance of the note was $7,953.

During the years ended December 31, 2018 and December 31, 2017, the Company paid advances to Mirkia IV, PLLC. The advances are borrowed at an interest rate of 10%, unsecured, and due on demand. As of December 31, 2018, the outstanding balance of the note and accrued interest were $206,988 and $1,758, respectively.

5.   MEMBERS' EQUITY

The current ownership percentage of the members are as follows:

As of Year Ended December 31, 2018	
Member's name	Ownership percentage
Daniel Rubenstein	74.80%
JKS Holdings, Inc.	12.60%
Joe Haro	12.60%
Total	**100.00%**

6.   DEBT

Note Payable

During the years ended December 31, 2018 and December 31, 2017, the Company received advances from its managing member for general and administrative purposes. The advances are borrowed at an interest rate of 10%, unsecured, and due on demand. As of December 31, 2018, the outstanding balance of the note and accrued interest were $49,567 and $1,148, respectively. The entire note was been classified as current.

7.   RELATED PARTY TRANSACTIONS

Management Fees – Reset IV, LLC (FL)

During the year ended December 31, 2018, the Company received management fees in the amount of $7,221 to an entity affiliated with the Company's managing member. The management fees, equivalent to 10% of gross sales, cover the shared corporate overhead costs.

Note Receivable – Reset IV, LLC (FL)

During the year ended December 31, 2018, the Company paid advances to an entity affiliated with the Company's managing member for shared corporate overhead costs and miscellaneous general and administrative expenses. The advances are non-interest bearing, unsecured, and due on demand. As of December 31, 2018, the outstanding balance of the note was $7,953.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

As of December 31, 2018, the company had no operating leases.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 16, 2020, the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

RESET IV, L.L.C.
Florida

FINANCIAL STATEMENTS
FROM INCEPTION (MAY 4, 2018) TO DECEMBER 31, 2018
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Reset IV, L.L.C.

We have reviewed the accompanying financial statements of Reset IV, L.L.C. (the "Company,"), which comprise the balance sheets as of December 31, 2018, and the related statements of operations, statements of members' equity (deficit), and cash flows for the period from May 4, 2018 to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 15, 2020
Los Angeles, California

Reset IV, L.L.C.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2018
(USD $ in Dollars)	
ASSETS	
Current assets	
Cash and cash equivalents	$ 6,318
Accounts receivable, net	8,634
Inventories	4,898
Prepaid expenses and other current assets	3,400
Total current assets	**23,250**
Total assets	**$ 23,250**
LIABILITIES AND MEMBERS' EQUITY	
Current liabilities	
Accounts payable and accrued expenses	$ 15,445
Credit cards payable	19,534
Notes payable	16,423
Total current liabilities	**51,402**
Total liabilities	**51,402**
MEMBERS' EQUITY	
Members' equity	100
Accumulated deficit	(28,252)
Total members' equity	**(28,152)**
Total liabilities and members' equity	**$ 23,250**

See accompanying notes to financial statements.

Reset IV, L.L.C.
STATEMENT OF OPERATIONS
(UNAUDITED)

Inception to Fiscal Year Ended December 31,		2018
(USD $ in Dollars)		
Net revenue	$	72,206
Cost of goods sold		30,468
Gross profit		41,738
Operating expenses		
General and administrative		37,123
Sales and marketing		32,443
Total operating expenses		69,566
Operating loss		(27,828)
Interest expense		424
Loss before provision for income taxes		(28,252)
Provision (benefit) for income taxes		-
Net loss	$	**(28,252)**

See accompanying notes to financial statements.

Reset IV, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
(UNAUDITED)

	Members' Equity	Accumulated Deficit	Total Members' Equity
(USD $ in Dollars)			
Balance, May 4, 2018 (Inception)	**$ -**	**$ -**	**$ -**
Net loss	-	(28,252)	(28,252)
Member contribution	100	-	100
Balance, December 31, 2018	**$ 100**	**$ (28,252)**	**$ (28,152)**

See accompanying notes to financial statements.

Reset IV, L.L.C.
STATEMENT OF CASH FLOWS
(UNAUDITED)

Inception to Fiscal Year Ended December 31,	**2018**
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	$ (28,252)
Adjustments to reconcile net income to net cash	
provided (used) by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(8,634)
Inventories	(4,898)
Prepaid expenses and other current assets	(3,400)
Accounts payable and accrued expenses	15,445
Credit cards payable	19,534
Net cash used by operating activities	**(10,205)**
CASH FLOW FROM FINANCING ACTIVITIES	
Borrowing on notes	16,423
Member contribution	100
Net cash provided by financing activities	**16,523**
Change in cash	6,318
Cash—beginning of year	-
Cash—end of year	**$ 6,318**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ 326
Cash paid during the year for income taxes	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$") unless otherwise indicated.

1.   SUMMARY

Reset IV, L.L.C., was formed on May 4, 2018, in the State of Florida. The financial statements of Reset IV, L.L.C. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

The Company owns and runs a platform and service that allows customers to order on-demand intravenous ("IV") fluid, nutrition and medication treatments delivered to them by medical professionals wherever they are; home, office, hotel, etc. The Company offers IV packages to treat a variety of medical conditions including migraines, stomach flu, food poisoning, and others, as well as IV vitamin and mineral "cocktails" for beauty and wellness.

Going Concern and Management's Plans

The Company has recently commenced operations and lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation is eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, a full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues primarily from the sale of our services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 15, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening accumulated deficit.

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of the adoption of ASU No. 2016-02 on its financial statements but generally would expect that the adoption of this new standard will not result in a significant change.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31, 2018		2018
Raw materials	$	3,510
Work in process		-
Finished goods		1,388
Total	**$**	**4,898**

4.   MEMBERS' EQUITY

The current ownership percentage of the members are as follows:

As of Year Ended December 31, 2018

Member's name	Ownership percentage
Daniel Rubenstein	74.00%
Lori Parks	1.00%
Kiarash Mirkia	25.00%
Total	**100.00%**

5.   DEBT

Notes Payable

During the year ended December 31, 2018, the Company received advances from an entity affiliated with the Company's managing member for shared corporate overhead costs and miscellaneous general and administrative expenses. The advances are non-interest bearing, unsecured, and due on demand. As of December 31, 2018, the outstanding balance of the note was $7,953. The entire note has been classified as current.

During the year ended December 31, 2018, the Company received advances from its managing member for general and administrative purposes. The advances are borrowed at an interest rate of 10%, unsecured, and due on demand. As of December 31, 2018, the outstanding balance of the note and accrued interest were $8,372 and $98, respectively. The entire note has been classified as current.

6. RELATED PARTY TRANSACTIONS

Management Fees – Reset IV, LLC (NV)

During the year ended December 31, 2018, the Company paid management fees in the amount of $7,221 to an entity affiliated with the Company's managing member. The management fees, equivalent to 10% of gross sales, cover the shared corporate overhead costs.

Note Payable – Reset IV, LLC (NV)

During the year ended December 31, 2018, the Company received advances from an entity affiliated with the Company's managing member for shared corporate overhead costs and miscellaneous general and administrative expenses. The advances are non-interest bearing, unsecured, and due on demand. As of December 31, 2018, the outstanding balance of the note was $7,953.

Note Payable – Daniel Rubenstein

During the year ended December 31, 2018, the Company received advances from its managing member for general and administrative purposes. The advances are borrowed at an interest rate of 10%, unsecured, and due on demand. As of December 31, 2018, the outstanding balance of the note and accrued interest were $8,372 and $98, respectively.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

As of December 31, 2018, the company had no operating leases.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 15, 2020, the date the financial statements were available to be issued.

Effective February 10, 2020, Kiarash L. Mirkia transferred his 10% membership interest in Reset IV, LLC (FL) to Reset IV, Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

Reset IV



⊘ Website   📍 Las Vegas, NV   HEALTH TECH

We provide a platform and service that enables individuals to order restorative infusion/IV treatments on demand to their location. Reset IV supports recovery from common conditions like migraines, food poisoning, and hangovers. Reset IV also provides nutritional boosts for relaxation and sexual health as well as immune boosts for wellness. We offer beauty solutions and support through specific blends of nutrients tailored for our clientele which includes people from all socioeconomic status and professions. Our services, provided in the comfort of your home, allow customers to bypass the lines that plague emergency rooms and and avoid the crowds in wellness clinics. We believe in simple, convenient, and comfortable healthcare.

$0.00 raised ⓘ

0 Investors	Days Left
% Equity Offered	$10M Valuation
Equity Offering Type	$249.60 Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Over 3.7M in revenue in under 2 years combined from the company and its newly acquired subsidiaries.

- We operate in the national telemedicine market, which is is anticipated to be

valued at over $43.37 Billion by 2025, with a CAGR of 19.90% per year between now and 2026. (Marketwatch)

- Now entering our third year of operations, we boasted a 84.51% increase in sales from 2018 to 2019.

“The vanguard of on-demand luxury wellness”

OUR STORY

Mobile healthcare solutions perfected in Las Vegas now serving both coasts

Our founder and CEO is both a businessman and a former healthcare provider. Reset IV is a business venture designed to simplify the process of getting high-quality health and wellness treatments; ***by delivering hospital-grade treatments to patients' doorsteps, we erase the vast majority of obstacles that keep people from seeking the care they deserve and offer a solution for those looking to boost their nutritional and immune systems to support wellness.***



RESET IV
Packages
Ingredients
How it works
About
FAQ
Events
Locations
IV THERAPY
START FEELING YOUR BEST
We're Available 24/7. We Come To You Within The Hour. What Could Be Better?
HANGOVER TREATMENTS
ALL PACKAGES

We launched less than two years ago and have grown rapidly. After beginning in Las Vegas, we expanded to Florida and California. We are currently poised to diversify the services we provide even as we expand our operations into new states and cities.



THE PROBLEM

A healthcare system often deemed inaccessible and wellness solutions with limited and untested impact

Getting medical care in the U.S. for non-life threatening maladies is often unjustifiable in terms of cost and time, leading people to weather the storm instead of seeking support when healing from illness. Even for those that ***brave long lines and steep bills***, oral medications and vitamins traditionally relied upon by medical professionals are often destroyed by stomach acid and rendered largely inefficient and, sometimes, not effective at all. Retaining sufficient amounts of fluid and replacing electrolytes while sick can prove to be challenging.

" In recent years social media has offered many a **gigantic megaphone**, even for things that are technically considered bull ****

Forbes

Source

We believe, many popular beauty and wellness solutions require oral intake of vitamins and topical application of creams (source). As a result, only a small percentage of the product is being absorbed by the body. Those pursuing healthier lifestyles are seeking a solution with impactful hydration and nutrient intake.

THE SOLUTION

Accessible and effective care provided to your doorstep

Reset IV provides convenient ***intravenous health and wellness solutions*** that give an immediate boost in hydration and nutrients to our patients, helping them feel and look their best. A range of packages and custom treatments are available to meet the individual needs of our patients. We have packages to support recovery from the flu, jetlag, muscle fatigue, as well as hangover relief and general beauty and wellness support.


Providing convenient intravenous health and wellness solutions
Wellness
DEFCON 1
THE BALLER
STILL SPINNING
PRE-GAME
Fitness
POST WORKOUT
BASIC HYDRATION
Athletic
SEXUAL HEALTH SUPPORT
STRESS RELIEF
Sickenss
MIGRAINE
STOMACH FLU
Refreshment
WEIGHT LOSS SUPPORT
HAIR, SKIN & NAIL

We have a network of medical professionals able to provide ***on-site evaluations and care to patients***. These practitioners have the training and tools necessary to properly assess the health and wellness needs that would otherwise bring a person to seek out urgent care or alternative remedies. We pride ourselves on being available all day every day and having arrival times faster than those of any other company. In the time it would take to get to urgent care or clinic, you could already be relaxing while receiving a treatment from us in the comfort of your home, hotel or office.


RESET IV
Call 24/7
IV THERAPY
START FEELING YOUR BEST
We're Available 24/7. We Come To You Within The Hour. What Could Be Better?
HANGOVER TREATMENTS
ALL PACKAGES
OUR PROCESS
OUR IV HYDRATION PROCESS
Based on your symptoms, you can choose which treatment will be the best fit for you. Our medical team can also add extra vitamins and explain the benefits of each one, customizing the IV treatment for you! Reset IV dispatches medical professionals to your room to reset your body, help you achieve more and look better.

An appointment is always at your fingertips

OUR TRACTION

In two years, we have seen growing profits and raving reviews

We formed Reset IV in 2017 before investing almost a year building the perfect team of medica professionals and identifying the highest quality medical supplies prior to launch. Since our first sale in Las Vegas, in February 2018, we have achieved over 3.7M in revenue in under 2 years combined from the company and

its newly acquired subsidiaries. In our second year of operations, 2019, *our sales rose by 85.51%*. To date, we have treated over 13,000 clients. After our launch in Vegas, we expanded to serve South Florida and recently launched in Los Angeles.

Yearly Total Net Sales



- 85.51% increase in sales from 2018 - 2019
- 13,000+ clients treated
- Over 3.7M in revenue in under 2 years combined from the companies newly acquired subsidiaries
- Average gross margin is 65%
- Perfect 5-star review from Yelp /Google

Our 13,000+ Clients Love Us!

"They have been a lifesaver! Candice is a great IV tech. They are always at the house within 30 minutes to an hour, and always feel much better after! Not just for hungover people, helps with dehydration or while you are sick."

-Kadian S.
San Diego, CA

"I usually hate any sort of needle but I desperately needed an IV after a long night in Vegas, Matt and Candice were super professional and the actual IV was quick and painless. 11/10 would reccomend them for everyone hungover in Vegas."

-Claudia L.
Irvine, CA

"What a great concept and service. Feeling the effects of LV heat; i needed help. They came to my house which saved the headache of getting

"We spent last night in the ER and they...wouldn't do an IV because they were swamped and felt he could drink enough. My husband woke up which saved the headache of getting out the door...Whole process [was] quick easy. Will surely use this company again for shear convenience."

-Nicole B.
Las Vegas, NV

drink enough. My husband woke up feeling worse so I contacted Reset IV and they were very accommodating...I definitely will be keeping their info..."

-Nicole Z.
Las Vegas, NV

WHAT WE DO

House call intravenous infusions provided by on-call medical professionals

We run a platform and team of nurses and nurse practitioners that provide **24/7 on-demand health and wellness IV treatments.** Appointments are made either through our website or by phone, and our experienced team of contracted medical professionals is dispatched to the client's location to deliver intravenous hydration, nutrition, and medication. The treatment after the medical assessment takes between 25 and 45 minutes.



Pioneering the way for the on-demand IV nutrition market

The market value for health and wellness in the United States is on the rise, with people more committed to investing in their health than ever before. On-demand healthcare and health solutions provided through mobile devices are also becoming increasingly popular; the Global Telemedicine Market was valued at USD 40.11 billion in 2018 and expected to reach USD 148.32 billion by 2025.



The elective IV nutrition market is still in its infancy and we have seen our idea gain traction as celebrities give attention to products like ours on social media and TV. We believe, the market we are in is set to grow, and we hope to be in a position to control it.

Rapid arrival and caring administration

The majority of our competition uses the "brick-and-mortar" model, meaning that they have clinics people travel to for treatment Those that do offer mobile services charge exorbitant fees and require a booking far in advance. This model falls short of meeting the needs of an on-demand world that prioritizes convenience and rapid availability. To meet their demands, the economy is rapidly shifting to mobile,on-demand services like Lyft and Uber. While we have competitors in the on-demand mobile space, we are the only service that typically arrives within an hour of an order being submitted. The fastest possible time guaranteed by our competitors is two hours.

We offer the convenience of uber with the professionalism of your doctor



We also place a high value on quality customer service. Our staff is trained in building trusting relationships with clients, as our goal is to create a comfortable healing environment for our patients to recover. We first and foremost dedicate ourselves to customer satisfaction and express our commitment by fostering accessibility and accommodating different needs.




RESET IV

THE BUSINESS MODEL

Effective, on-demand care made easy

We provide the platform and the medical team to bring on-demand health and wellness solutions to wherever our patients need us.
We average around a ***65% Gross Margin per treatment.***


Our model creates
65% gross margin per treatment
Book An Appointment
Physician Review
We Come To You
Feel Better Fast

THE VISION

We aim to serve high-opportunity markets coast to coast

We hope to be in four states and ten cities by the end of 2020. In 2021 we plan to expand to two more states and seven more cities, and by the end of 2022 we expect to be in a total of nine states and between sixteen and twenty-two cities.


3 year plan
Be In
Be In
Be In



| 4 States | 6 States | 15 States |
| 10 Cities | 17 Cities | 33-39 Cities |

| End Of | End Of | End Of |
| 2020 | 2021 | 2022 |

Las Vegas's and South Florida's answer to a common problem -- hangovers and more!



■ Current locations
■ By End of 2020 (*anticipated*)
■ By End of 2021 (*anticipated*)

OUR TEAM ───────

An obsession with customer service and care

Our founding team believes that your lifestyle should not get in the way of feeling your best, and the way you feel should not get in the way of your lifestyle. We dedicate extensive time to researching all aspects of our treatments, including the medical devices used and the communication strategies of our practitioners. Our founding team has an obsession with customer service, and our consistently positive reviews on Yelp and Facebook prove our dedication to that mission.




RESET IV

WHY INVEST

We are at the frontier of the on-demand, preeminent health, and wellness lifestyle

Currently, we are in the process of raising money to allow us to expand to more states and more cities. We also are raising money to increase our marketing presence to bring the Reset IV name around the country and to enhance our technology.

We are at the **forefront** of the next healthcare frontier





The next frontier of healthcare is delivering leading treatments on-demand, conveniently, comfortably, and discreetly. We are at the forefront of this movement and growing rapidly. Our clients are diverse and include people from all socioeconomic status and professions. They trust our professionalism, care, and equally important, our obsession with confidentiality.



RESET IV

Company Formed



Did approximately $1.1M in sales in the first 12 months



Launched in Los Angeles

October 2017

December 2018

RESET IV

Launched in West Palm Beach and Boca Raton

September 2018

Launched in Miami and Fort Lauderdale

2018

Treated over 3000 patients in first 10 months

2018

2019

Treated over 7000 patients within 2019

2019

Did approximately $2.5M in 2nd year of business

February 2018

Launched in Las Vegas

January 2020

2020

Add an additional state (ANTICIPATED)

December 2020

Hit all major cities in California (ANTICIPATED)

In the Press

boca

SHOW MORE

Meet Our Team





Daniel Rubenstein

CEO

As coo of an International sourcing business he multiplied the company's revenue by 150%year over year for 3 consecutive years and improved the company's profit margin by 50%. Daniel is a father of3 and a leader in his community. Daniel is an ordained Rabbi and a former volunteer EMT for an ambulance company. Daniel started Reset IV and, together with his tea,m took it from an idea to $3.5 million sales and over 11,000 clients in 2 years by bootstrapping with only $70,000 of his own money. Daniel is passionate about making healthcare and wellness treatments more accessible and comfortable for people. Daniel currently still acts as coo of Prestige Sourcing Group, the international sourcing company. In addition, Daniel still gives Jewish education classes in his community. Daniel's primary role is with Reset IV where he spends over 1ohours a day on the company.



Lori Parks
Controller/Treasurer

Lori graduated from UNLV with a Bachelors in Business Administration with a Major in Accounting. Lori went on to work for U-Swirl helping to take them from a small, one store "mom and pop" shop, to a buyout by Healthy Fast Food Inc (OTCBB:HFFIW) including preparing their financials for 10K/10Q requirements. Lori has a scary love for numbers and an incredible dedication for detail.



Dr. David Sherman
Medical Advisor

Dr. David Sherman is a Board Certified Internist who has been practicing Internal Medicine and Nephrology in Glendale California since 1981. Additionally, he has held the position of Medical Director of Care Coordination at Glendale Memorial Hospital, a Dignity Health facility, for more than 2 decades. Dr. Sherman joined Reset IV in 2019 as an additional demonstration of his pursuit of providing the highest quality health care and service. He and Reset IV share the same passion for excellence.



Elisheva Rubenstein
Secretary

Elisheva is currently the CEO of Prestige Sourcing Group, an international sourcing company that helps Fortune 500 companies design and manufacture various categories of packaging.

In addition, Elisheva works per-diem as a Radiologic Technologist at SDMI in Las Vegas.

These two roles are her primary roles. She only spends about 1 hour per week with Reset IV

<h1 style="text-align:center">Offering Summary</h1>

Company :	Reset IV Inc.
Corporate Address :	1775 Village Center Circle, Suite 110, Las Vegas, NV 89134
Offering Minimum :	$9,999.60
Offering Maximum :	$1,069,999.84
Minimum Investment Amount (per investor) :	$249.60

<h1 style="text-align:center">Terms</h1>

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	9,615
Maximum Number of Shares Offered :	1,028,846
Price per Share :	$1.04
Pre-Money Valuation :	$10,015,200.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investor Owners Club

5% lifetime discount on product

Early access to products

Private owners group

Early Bird

First 4 days - Friends and Family Early Birds | 10% bonus shares

Next 5 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ LIFETIME 10% off

$1,000 (Tier 2 perk) + 2% bonus shares + Swag + LIFETIME 15% off orders

$2,500+ (Tier 3 perk) + 5% bonus shares + priority scheduling over other clients

$5,000+ (Tier 4 perk) + 8% bonus shares

$20,000+ (Final Tier) + 15% bonus shares

*All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Reset IV, Inc. will offer 10% additional bonus shares for all investments that are committed by

investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.04 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $104. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Reset IV to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Shelby Bay:

Hey guys. My name is Shelby Bay. I am a model. I live in Los Angeles, California. I really do need IV treatments in my life to keep me hydrated, my skin glowing, keep my immunity built up when I am traveling. Reset IV really came to the rescue. This is actually truly like life-changing.

Ronnie Cardino:

We're here in town for a bachelor party.

Patrick Gilbert:

We use Reset IV every single time where we're going away for a weekend like this, whether it's a bachelor party or a music festival.

Ronnie Cardino:

And when I woke up this morning, the room was spinning. We called them up and they came to the room within 30 minutes and they hooked us all up with IVs and got us back on our feet.

Shelby Bay:

The nurses at Reset IV, they worked in ERs, which is really awesome. They're using needles that are three times more expensive than other people's needles.

Patrick Gilbert:

They go through an individualized screening of how you're feeling that day, previous medical history, what medications you take.

Shelby Bay:

I've never had a bad experience when it comes to putting the needle in. They really get it every single time, and I really genuinely felt like she wanted me to feel better.

Ronnie Cardino:

Reset IV, they have such a personal touch.

Patrick Gilbert:

Whenever they show up to one of these bachelor parties like, they treat us like Kings.

Shelby Bay:

You get this personalized, high-class luxury experience. As a professional model, what I put into my body is extremely important to me. I like to drink juices. I try to get things that have vitamin C in them and when it comes to Reset IV, I know that I'm getting the best medicine.

Ronnie Cardino:

I got a bunch of B vitamins, so a super dose of B complex, B12, B5 and 6 because I had such a bad headache. I also got some anti-inflammatories.

Shelby Bay:

I have a shoot coming up, so she put glutathione in here. I like to call it a facial in a bag. Helps my skin stay hydrated, makes me glow.

Patrick Gilbert:

I felt awful this morning, but I'm probably halfway through the bag. I feel a million times better than I did even just 20 minutes ago.

Shelby Bay:

I wish that you were here with me this morning when I woke up and I wish you could see what I looked like. I already feel just more energized and it's just so awesome. I highly recommend it to everyone.

Patrick Gilbert:

I've honestly tried everything else. It works and it's an incredible experience. You got to go Reset IV.

Reset IV

book a treatment today at resetiv.com

Now you can be a shareholder for as little as $250

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